November 24, 2009
VIA EDGAR AND FACSIMILE
Mr. Brian R. Cascio
Accounting Branch Chief
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-6010
Re:	American Medical Systems Holdings, Inc. Form 10-K for the fiscal year ended January 3, 2009 Filed March 3, 2009 File No. 0-30733
Dear Mr. Cascio:
Please find below our responses to your comments as noted in your letter to American Medical Systems Holdings, Inc. (“AMS”, “Company”, “we” or “our”) dated October 27, 2009. We refer you to the telephone conversation between Ms. Kathie Lenzen of AMS and Ms. Jeanne Bennett of your office of the U.S. Securities and Exchange Commission (“Commission”), pursuant to which AMS requested and received an extension to submit responses on or before November 30, 2009. For ease of reference, we have reproduced the Staff’s comments below with our response, and as appropriate, proposed disclosure for inclusion in future filings following each comment.
Management’s Discussion and Analysis
Critical Accounting Policies, page 36
1.	In the interest of providing readers with a better insight into management’s judgments into accounting for goodwill, please tell us and disclose in future filings:
a.	Each of the valuation methodologies used to value goodwill (if multiple approaches are used), including sufficient information to enable a reader to understand how each of the methods differ, the assumed benefits of a valuation prepared under each method, and why management selected these methods as being the most meaningful for the company in preparing the goodwill impairment analysis;

b.	How you weight each of the methods used including the basis for that weighting (if multiple approaches are used);

c.	The results of your most recent impairment test and the percentage by which fair value exceeded carrying value as of the date of this test;

d.	How your impairment test considered the significant decrease in your market capitalization at December 31, 2008;

e.	The methods and key assumptions used in your valuation and how the key assumptions were determined;

f.	The degree of uncertainty associated with the key assumptions. This discussion should provide specifics to the extent possible.
AMS Response to Comment 1:
a.	In performing our goodwill impairment assessment, the Company has historically used only the market approach. We will provide the following disclosure in our future filings:
“Goodwill is the excess of the purchase price over the fair value of net assets, including IPR&D, of acquired businesses. Goodwill is tested for impairment annually during the fourth quarter, or whenever a change in circumstances or the occurrence of events suggests the remaining value may not be recoverable. The goodwill impairment tests are considered critical due to the amount of goodwill recorded on our consolidated balance sheets and the judgment required in determining fair value amounts. Goodwill was $690.1 million as of January 3, 2009 and $690.5 million as of December 29, 2007.

For our annual goodwill impairment assessment, we currently use the market approach to derive the fair value of our single reporting unit. This approach calculates fair value by multiplying our common shares outstanding by the market price of our common stock as of the assessment date. We selected this method as being the most meaningful in preparing our goodwill assessment because it bases fair value on the quoted market price of our stock in an active market. In addition to our normal annual impairment test, we updated our goodwill impairment test as of January 3, 2009 due to the significant decrease in our stock price as of year-end. The result of the impairment assessment was a fair value of $658.6 million, compared to the carrying value of our reporting unit of $385.6 million. See Note 6, Goodwill and Intangible Assets, for further information.”
b.	Historically, we have not used multiple valuation approaches in our goodwill assessment. See “a” above for our proposed disclosure.

c.	The Company’s most recent goodwill impairment assessment was completed in January 2009, as of our year-end of January 3, 2009. The result of the most recent assessment was a market capitalization of $658.6 million, which was 70.8 percent above the $385.6 million carrying value of our reporting unit. See “a” above for our proposed disclosure. Our annual goodwill impairment test will be completed during the fourth quarter of 2009.

d.	As noted in the proposed disclosure in “a” above, we performed a goodwill impairment test as of January 3, 2009, due to the significant decrease in our stock price as of year-end. We used the market approach in our goodwill impairment assessment to determine the fair value of our reporting unit. The use of the market approach in our goodwill assessment as of January 3, 2009 inherently factored in the significant decrease in our market capitalization, as the market price of our stock determines the fair value of our reporting unit.

e.	As described in “a” above, we used the market approach to determine the fair value of our reporting unit. The market approach calculates fair value as the number of shares of common stock outstanding multiplied by the closing market price of a share of our common stock as of the impairment testing date.

f.	Accounting Standards Codification (ASC) 820, Fair Value Measurements and Disclosures, establishes fair value hierarchy (Level 1, Level 2 or Level 3) based on the inputs used in a valuation technique. The Company considers our application of the market approach, which utilizes the quoted market price of our stock in an active market, to constitute a Level 1 input per ASC 820-10-35-40. As such, the degree of uncertainty associated with our test is less than a Level 2 test based on other observable inputs or a Level 3 test, such as a discounted cash flow analysis, which is based on unobservable inputs.
Item 11. Executive Compensation, page 44
2.	We note from your disclosure under “Long-Term Incentive Compensation” that you have incorporated by reference from page 19 of your proxy statement that you determined the level of option grants based on a number of factors the primary one of which was individual performance. We do not see any analysis of the elements of individual performance which were considered in determining the amounts of actual stock option grants nor do we see any analysis of how the stock option awards reflect such individual performance. Please provide such an analysis.
AMS Response to Comment 2:
The compensation committee’s determination in granting stock options to named executive officers (“NEOs”) for fiscal 2008 was based on qualitative and quantitative factors. The compensation committee exercises judgment and discretion when evaluating each NEO using the criteria noted on page 20 of the proxy statement in the “2008 Decisions and Analysis” section. The quantitative factors consisted of the comparative compensation data from the surveys cited in the proxy, along with considering the current stock and option holdings of each NEO at the time of grant, but the option grants were not dependent upon obtaining certain pre-established quantitative performance measures.

The elements of individual performance used by the compensation committee in determining base salary for all NEOs other than Mr. Bihl were considered by the compensation committee during its determination of stock option grants to the NEOs. These elements are discussed on page 17 of the proxy statement under the heading “Base Salary — Overview” and we have also reproduced them in the following paragraph for ease of the Staff’s review. The analysis pertaining to the stock option awards to Mr. Bihl is set forth on page 16 of the proxy statement under the heading “Chief Executive Officers in 2008.”

Elements of individual performance discussed on page 17 of the proxy statement:
     “Individual performance for all named executive officers other than Mr. Bihl, Mr. Emerson and Mr. Longhini was determined by Mr. Longhini, as interim CEO, and reviewed by the committee. As interim CEO, Mr. Longhini’s individual performance was separately reviewed by the committee. The CEO provides the committee and the board with an overall numerical performance rating, separate ratings tied to performance against desired behaviors and professional growth, and a narrative report supporting the ratings of each officer reporting to him. In assessing CEO performance, the committee evaluates company results and the CEO’s leadership in terms of ability to build and motivate a strong management team, define the appropriate priorities for the organization, and chart an effective strategic course for the company. In connection with Mr. Longhini’s evaluation as interim CEO, the committee also considered his effectiveness in assuming the interim role as CEO, and his ability to maintain credibility with the company’s stakeholders.”
Consistent with our past practice, we plan to gather and analyze market data and use similar criteria that is noted on page 20 of the proxy statement (such as considering each named executive officer’s role and responsibilities, ability to influence long-term value creation, retention and incentive factors, current stock and option holdings at the time of grant, and individual performance) for stock option awards to be granted to our NEOs in 2010. In addition, as a result of our annual assessment of our approach and our discussion with the compensation committee chair, we plan to move towards a more quantitative approach by analyzing the dollar value of equity awards made to officers of comparable companies with positions comparable to our executive officers. In conjunction with our plans to move towards a more quantitative approach, the compensation committee has engaged a compensation consultant to review the market data that the Company uses and provide the committee an assessment of the appropriateness of the methodology and accuracy of the market data. The compensation consultant will also provide assistance in the analysis regarding the specific dollar value of equity compensation by position, which will be used by the compensation committee along with the other criteria noted at the beginning of this paragraph, as it intends to make awards to our NEOs in 2010 based upon a specific dollar value of compensation by position. We will include discussion on the above approach for granting 2010 equity awards in our future proxy filings.

Note 6 Goodwill and Intangible Assets, page F-19
3.	Please explain to us, and disclose in future filings, the nature of the trademarks that are amortized and the trademarks that are not amortized. Explain your basis for different accounting treatment for the trademarks.
AMS Response to Comment 3:
We assess both our amortized and unamortized trademarks for impairment annually, or whenever a change in circumstances or the occurrence of events suggests the remaining value may not be recoverable.

The amortized trademarks were acquired as part of our acquisition of Influence in 1999 (the “Influence Trademarks”). The Company originally classified the Influence Trademarks as an indefinite-lived intangible asset based on a determination that there was no foreseeable limit on the period of time the Influence Trademarks would contribute to the cash flows of the Company. However, in accordance with U.S. GAAP, the Company reviewed the Influence Trademarks each reporting period and determined that the remaining useful life of the Influence Trademarks was no longer indefinite due to new products, which were expected to cannibalize the sales of the products using the Influence trademarks over time. The Company determined the remaining useful life of the Influence Trademarks was four years based on a review of the strategic plan and sales projections, and we began amortizing the book value of the Influence Trademarks over the four year useful life beginning in the first quarter of 2007. The Influence Trademarks will be fully amortized by the end of 2010.

The unamortized trademarks consist of the GreenLightTM and StoneLight® trademarks, which were acquired as part of the Laserscope acquisition in 2006 (the “Laserscope Trademarks”). At the time of acquisition, the Company determined that the Laserscope Trademarks had indefinite useful lives based on a determination that there was no foreseeable limit on the period of time the Laserscope Trademarks would contribute to our cash flows. In accordance with U.S. GAAP, the Company has evaluated the Laserscope Trademarks each reporting period and determined their useful life is indefinite, as the Company continues to believe that there is no foreseeable limit on the period of time the Laserscope Trademarks will provide cash flows. The determination that the Laserscope Trademarks will continue to provide cash flows beyond the foreseeable horizon is based on the following: (1) current forecasts predict strong sales of products using the Laserscope Trademarks, (2) the significant recognition of GreenLightTM in the industry, and (3) at this time, we believe any future laser technology will be based on the current laser technology and the GreenLightTM and StoneLight® names will be used within the names of the products (for example, our current products that use GreenLightTM in the name are called GreenLight PV® and

GreenLight HPS®) and thus we believe we will continue to use the Laserscope Trademarks beyond the foreseeable horizon.

In future filings, we will revise our disclosure as follows:

“Amortized trademarks relate to trademarks acquired as part of our Influence acquisition in 1999. We are amortizing these trademarks over a remaining useful life of one year. The unamortized trademarks relate to the GreenLightTM and StoneLight® trademarks acquired as part of our acquisition of Laserscope in 2006 (the “Laserscope Trademarks”). The Laserscope Trademarks are classified as indefinite-lived intangible assets and are not amortized because there is no foreseeable limit on the period of time the Laserscope Trademarks are expected to contribute to our cash flows.”

4.	We note that on page F-19 and in your Critical Accounting Policies on page 38 you have combined the description of the impairment test for long-lived assets and goodwill. Please separately discuss each of these tests in future filings.
AMS Response to Comment 4:
To clarify the disclosures in future filings, we will separately present the description of the impairment tests for long-lived assets and goodwill, in both the footnotes and the Critical Accounting Policies.

5.	Please explain to us, and disclose in future filings, the impairment test you performed for intangible assets in accordance with FASB ASC 360-10-35-17 and 21. You should also discuss the methodology and assumptions used in the assessment.
AMS Response to Comment 5:
As it relates to our fourth quarter of 2008 impairment, we will clarify our disclosure as follows. We will provide similar disclosure related to the methodology and assumptions used in our impairment tests in future filings.

“In the fourth quarter of 2008, upon performing our annual assessment of intangible assets, we determined that the projected future cash flows related to certain acquired developed technology intangible assets (for our TherMatrx® and GreenLight PV® technology) had declined from our previous expectations. The projected declines in cash flows are primarily due to changes in the BPH market resulting from faster-than-expected customer conversion to the GreenLight HPS® technology, which is the next generation of technology compared to GreenLight PV® technology. As a result of our assessment, we concluded that the carrying value of the acquired developed technology intangible assets exceeded the undiscounted expected cash flows. Therefore, during the fourth quarter of 2008, we performed a discounted cash flow (DCF) analysis, using the excess earnings method, to adjust the asset carrying values to their estimated fair values.

In performing our DCF analysis, we made assumptions about the amount and timing of future expected cash flows, terminal value growth rates, appropriate discount rates, contributory asset charges and tax amortization benefits. The amount and timing of future cash flows within our DCF analysis is based on our most recent budget, long range strategic plans and other estimates. The terminal growth rate is used to calculate the value of cash flows beyond the last projected period in our DCF analysis and reflects our best estimates for stable, perpetual growth of cash flows. We use estimates of market participant weighted average cost of capital (WACC) as a basis for determining the discount rate to apply to our expected future cash flows. The discount rate used in our 2008 impairment analysis was 12.5 percent. In addition, an adjustment to the indicated values was made to reflect the hypothetical tax benefits associated with amortizing an asset for income tax purposes.

Based on the DCF analysis we recorded a $17.1 million impairment to adjust the asset carrying values to their estimated fair value. The impairment was recognized through acceleration of amortization and reported in the “Amortization of intangibles” line item in the Consolidated Statements of Operations.”

6.	We note in the disclosures that, as a result of your assessment, you concluded that the carrying value of certain acquired developed technology intangible assets exceeded the undiscounted expected cash flows, and you recorded an additional $17.1 million amortization expense. Please clarify that this represents impairment in the value of acquired developed technology intangible assets and provide the disclosures required by FASB ASC 360-10-50.
AMS Response to Comment 6:
As discussed in the footnotes on page F-19 and in Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations on page 30, the Company recognized a $17.1 million charge for the acceleration of amortization to adjust the carrying value of certain intangible assets related to the TherMatrx® product line and GreenLight PV® acquired developed technology intangible assets to their current fair values. This represents impairment in the value of acquired developed technology intangible assets.

FASB ASC 360-10-50 requires disclosure of the following information in the period in which an impairment loss is recognized:
a.	A description of the impaired long-lived asset (asset group) and the facts and circumstances leading to the impairment

b.	If not separately presented on the face of the statement, the amount of the impairment loss and the caption in the income statement or statement of activities that includes the loss

c.	The method or methods for determining fair value (whether based on a quoted market price, prices for similar assets, or another valuation technique)

d.	If applicable, the segment in which the impaired long-lived asset (asset group) is reported under Topic 280.
We will revise our intangible asset disclosure in future filings as described above under “AMS Response to Comment 5”.
Pursuant to your request, the Company confirms it will comply with these comments in all future filings with the Commission and acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have any questions regarding these matters, please contact me by telephone at (952) 930-6495, by email at Mark.Heggestad@AmericanMedicalSystems.com, or by facsimile at (952) 930-5730.

Sincerely,
/s/ Mark A. Heggestad
Mark A. Heggestad

Executive Vice President and Chief Financial Officer
American Medical Systems Holdings, Inc. 10700 Bren Road West Minnetonka, MN 55343

cc:	Anthony P. Bihl (American Medical Systems Holdings, Inc.) Julie Kunkel (Ernst & Young LLP) Thomas Letscher, Esq. (Oppenheimer Wolff & Donnelly LLP)